pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement Changed

Vancouver BC,  September 14, 2017:  Pacific Booker Minerals Inc. is advising that the private placement announced on September 6th has been withdrawn.

The Company is announcing the intent to complete a non-brokered private placement to a maximum of approximately 500,000 units (“Units”) for total proceeds of $400,000.  The units consist of one share at a purchase price of $0.80 and one warrant to purchase an additional share at a price of $1.00 exercisable for a period of 24 months from the date of issuance.  If, at any time, the Common Shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the warrant holders and the Warrants would expire on the 30th day after the date on which notice is given by the Company.  All securities issued will be subject to a four-month hold period from closing.  The proceeds will be used for general working capital.  No finder’s fee or commission will be payable for this private placement.  The private placement is subject to regulatory approval by the TSX Venture Exchange.

The Company is also advising that the hold period and warrant expiry date for the Private Placement announced July 20, 2017 has been changed due to a delay in the final approval.  The hold period on the shares will expire January 13, 2018 and the warrants will have an expiry date of September 13, 2019.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.